

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 6, 2016

Barry D. Emerson
Senior Vice President, Chief Financial Officer and Treasurer
Big 5 Sporting Goods Corporation
2525 East El Segundo Boulevard
El Segundo, California 90245

     Re: **Big 5 Sporting Goods Corporation**
               Form 10-K for the Fiscal Year Ended January 3, 2016
               Filed March 2, 2016
               File No. 000-49850

Dear Mr. Emerson:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Jim Allegretto

                    Jim Allegretto
                    Senior Assistant Chief Accountant
                    Office of Consumer Products